December 29, 2011

Via E-mail

and Via EDGAR

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Trinity Industries, Inc. Form 10-K for the Year Ended December 31, 2010 Filed February 17, 2011 Response dated December 9, 2011 File No. 001-06903

Dear Ms. Cvrkel:

Trinity Industries, Inc. (the “Company”) is submitting its response to the comments regarding the Company’s Form 10-K for the year ended December 31, 2010 set forth in the letter from the Securities and Exchange Commission (“SEC”) dated December 20, 2011.

The staff’s comments are set forth below and the Company’s responses are set forth after the staff comments. The Company will include the changes discussed in each item below beginning with the Form 10-K for the year ended December 31, 2011 which will be filed in February 2012.

Form 10-K for the Year Ended December 31, 2010

Note 5. Railcar Leasing and Management Services Group, page 53

1. SEC Comment: We note from your response to our prior comment four that you believe that it is appropriate to include the sale of railcars from the lease fleet in revenue because it represents the realization of your principal revenue earning activity at the time of sale, which is manufacturing railcars and delivering them to a third-party. However, in light of the fact that the railcars are leased for a period greater than one year prior to the sale to a third-party, we do not believe that this represents the realization of your principal revenue earning activity. We continue to believe that gains or losses resulting from the sale of productive assets that have been leased for an extended period of time (generally greater than one year) should be excluded from revenue. Such amounts should be presented as a separate line item below your gross margin. Please revise future filings accordingly. Also, as previously requested, please ensure that you clearly describe the revenue recognition policy related to leased railcars in your response and revised disclosure.

Response: In all future filings, we will revise the accounting and reporting of railcar sales in accordance with your comment. We will revise our revenue recognition policy by adding additional wording in Note 1. Summary of Significant Accounting Policies regarding railcar sales as follows, “The Company recognizes revenue from the sales of railcars from the lease fleet on a gross basis in leasing revenues and cost of revenues if the railcar has been owned by the lease fleet for one year or less at the time of sale. Sales of railcars from the lease fleet which have been owned by the lease fleet for more than one year are recognized as a net gain or loss from the disposal of a long-term asset.”

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

Please let me know if you have any further questions after reviewing the Company’s responses. You can reach me at 214-589-8412.

Very truly yours,

/s/ James E. Perry

James E. Perry

Senior Vice President and Chief Financial Officer

cc:

Timothy R. Wallace – Chairman, Chief Executive Officer, and President

Leldon E. Echols – Trinity Industries, Inc. Audit Committee Chairman

S. Theis Rice – Senior Vice President, Human Resources and Chief Legal Officer

Mary E. Henderson – Vice President, Chief Accounting Officer, and Controller